3/6/02

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02018444

SECURITIES ... SSION
Washington, D.C. ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8- 42263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banc of America Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bank of America Corporate Center
(No. and Street)

Charlotte	North Carolina	28255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sally A. Maske — (415) 913-4110
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

100 N. Tryon Street	Charlotte	North Carolina	28202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13/02

Oath or Affirmation

I, Neil Cotty, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Securities LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Neil Cotty
Chief Financial Officer

Mary E. Hughes
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing Page i
(x) (b) Statement of Financial Condition 3
( ) (c) Statement of Income ....
( ) (d) Statement of Cash Flows ....
( ) (e) Statement of Changes in Members' Equity ....
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors ....
(x) Notes to Financial Statements 4
( ) (g) Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission ....
( ) (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ....
( ) (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ....
( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required)
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x) (l) Oath or Affirmation ii
( ) (m) A Copy of the SIPC Supplemental Report
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) (o) Independent accountants report on internal control (Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16) ....

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Bank of America Corporate Center
100 N. Tryon Street, Suite 5400
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Managers and Members of
Banc of America Securities LLC
(a subsidiary of Bank of America Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Securities LLC (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2002

Audited Statement of Financial Condition

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2001
(in thousands, except common units)

Assets	
Cash	$ 107,081
Cash and securities segregated under federal regulations	2,659,000
Securities purchased under agreements to resell	3,280,166
Securities owned	17,791,948
Securities owned, pledged to counterparties	1,222,542
Securities borrowed	17,385,669
Receivable from customers	2,137,207
Receivable from non-customers	229,344
Receivable from brokers, dealers and clearing organizations	6,415,757
Accrued interest receivable	240,878
Investment banking fees receivable	172,476
Goodwill, net of accumulated amortization of $204,170	966,535
Other assets	705,260
Total assets	$53,313,863
Liabilities and Members' Equity	
Securities sold under agreements to repurchase	$19,167,028
Securities sold, not yet purchased	4,050,171
Securities loaned	9,877,122
Short-term borrowings	2,460,250
Payable to customers	9,291,598
Payable to non-customers	512,012
Payable to brokers, dealers and clearing organizations	1,762,804
Accrued interest payable	99,055
Accrued expenses, compensation and other liabilities	1,394,497
	48,614,537
Commitments and contingencies (Notes 8 and 9)	-
Liabilities subordinated to claims of general creditors	2,383,000
Members' equity:	
Common units, 10,000 authorized, issued and outstanding	980,928
Undistributed income	1,335,398
Total members' equity	2,316,326
Total liabilities and members' equity	$53,313,863

The accompanying notes are an integral part of this financial statement.

Banc of America Securities LLC
Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Banc of America Securities LLC (the Company), a Delaware limited liability company, is 99.9% owned by NationsBanc Montgomery Holdings Corporation, a wholly owned subsidiary of NB Holdings Corporation, and 0.1% owned by NB Holdings Corporation, a wholly owned subsidiary of Bank of America Corporation (the Corporation). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. (NASD) and other exchanges. The Company is a member of the National Futures Association (NFA) and is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC). The Company does not carry customer futures positions and is not subject to the segregation requirements of the CFTC. The Company is not a bank. Securities sold by the Company are not bank deposits and, accordingly, are not insured by the Federal Deposit Insurance Corporation.

The Company is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds and margin loans. The Company offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements and project financings. Other services include correspondent clearing, prime brokerage and asset management. The Company provides these services to corporate clients, institutional investors and individuals.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates made by management are discussed in these footnotes, as applicable.

Assets, liabilities and off-balance sheet positions are considered financial instruments and are either carried at estimated fair value using quoted market prices or are short-term or replaceable on demand and thus have carrying amounts that approximate fair values.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. Repurchase and resale agreements having the same counterparty and the same maturity date, executed under master netting agreements and having common clearing facilities, are presented in the Statement of Financial Condition on a net basis. It is the Company's policy to obtain the use of securities relating to resale agreements. The Company monitors the market value of the underlying securities which collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate.

Securities borrowed and securities loaned for cash collateral are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. Interest income and interest expense are recorded on an accrual basis. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are adequately collateralized.

Securities owned and securities sold, not yet purchased and financial futures, options and other derivative contracts are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Net unrealized gains or losses on open contractual commitments, including when-issued and to-be-announced (TBA) securities, are also reflected in earnings based on estimated fair value. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, market values are estimated on the basis of dealer quotes, pricing models, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate.

Non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Non-customer securities transactions include transactions executed for the proprietary accounts of introducing brokers and transactions executed for affiliated entities, which have signed non-conforming subordination agreements with the Company.

Investment banking fees include underwriting revenue, merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees. Underwriting revenue is reflected net of syndicate expenses and arises from securities offerings in which the Company acts as an underwriter and is recorded at the time the underwriting is complete and the income reasonably determinable. Advisory, loan syndication and derivative product arrangement fees are recorded when the contracted services are complete.

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment.

Goodwill primarily includes the excess of purchase price over the fair value of the net assets of Montgomery Securities, which the Company acquired on October 1, 1997. Goodwill is amortized on a straight-line basis over a period not exceeding 25 years. The recoverability of goodwill is evaluated if events or circumstances indicate a possible inability to realize the carrying amount.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal income tax purposes and; therefore, is generally not subject to Federal income taxes. The Company is included in the Corporation's unitary state tax return. As a result, income of the Company is considered income of its members, and accordingly no state income tax provision is recorded by the Company.

Recently issued accounting pronouncements - In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of FASB Statement No. 125 (SFAS 140), which is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Other provisions of SFAS 140 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Adoption of the portion of the standard at April 1, 2001 did not have a material impact on the Company's Statement of Financial Condition.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS 141) and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 was effective for business combinations initiated after June 30, 2001. SFAS 141 requires that all business combinations completed after its adoption be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 became effective for the Company on January 1, 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 requires that goodwill be recorded at the reporting unit level. Reporting units are defined as an operating segment or one level below. The Company has evaluated the lives of intangible assets as required by SFAS 142 and determined that no change will be made regarding lives upon adoption. SFAS 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually at the reporting unit level. The impairment test will be performed in two phases. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of a reporting unit exceeds its fair value an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Management does not anticipate that an impairment charge will be recorded as a result of the adoption of SFAS 142.

The Company incurred certain costs and losses associated with the terrorist attacks of September 11, 2001, such as property losses and costs to re-establish business operations. Management believes that these costs and losses will not be material to the Company's financial position or results of operations.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased (excluding securities segregated under SEC Rule 15c3-3) at December 31, 2001 consist of trading securities reported at estimated fair value as presented below:

(in thousands)	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$ 7,880,062	$1,490,216
Corporate obligations, including asset-backed securities	6,664,695	1,326,231
Commercial paper, bankers' acceptances and certificates of deposit	2,986,089	-
Equities	790,705	1,021,680
State and municipal obligations	391,686	-
Other securities	301,253	212,044
	19,014,490	4,050,171
Less: Securities owned, pledged to counterparties	1,222,542	-
	$17,791,948	$4,050,171

Included in securities owned above are amounts representing assets pledged to counterparties under repurchase and securities lending transactions where the agreement gives the counterparty the right to sell or repledge the underlying assets.

Securities owned having an estimated fair value of $579,261,000 have been utilized to meet margin requirements at various clearing agencies, in addition letter-of-credit agreements disclosed in Note 9 have been pledged.

4. Cash and Securities Segregated Under Federal Regulations

The Company elected to calculate its reserve formula computations, under SEC Rule 15c3-3, as of December 27, 2001 rather than at December 31, 2001 as permitted by the NYSE Information Memo 01-48 dated December 13, 2001.

At December 31, 2001, cash, U.S. Government securities, and money market demand accounts with a market value of $2,543,000,000 have been segregated in special reserve accounts for the exclusive benefit of customers under SEC Rule 15c3-3.

The Company follows the guidance prescribed in the SEC No-Action Letter (the Letter), dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets or PAIB) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter.

At December 31, 2001, $116,000,000 in cash has been segregated in special reserve accounts for the exclusive benefit of PAIB and $93,829,000 was required to be on deposit.

5. Short-Term Borrowings

The Company funds its securities inventory, operating expenses and other working capital needs through its own capital base, short-term repurchase agreements, securities lending, lines of credit and the proceeds from master notes issued to institutional investors. Master notes are short-term obligations which are unsecured and unsubordinated, and offered on a continuous basis. As of December 31, 2001, the Company had outstanding master notes of $1,460,250,000.

The Company enters into secured and unsecured borrowings with the Corporation. The Company has a $500,000,000 secured, renewable line of credit and a $1,500,000,000 unsecured line of credit with the Corporation. Interest on these lines of credit is based on prevailing short-term market rates. Secured amounts borrowed are collateralized by U.S. Treasury securities or other marketable securities. At December 31, 2001, the Company had no outstanding secured borrowings and $1,000,000,000 in unsecured borrowings under these lines of credit.

6. Liabilities Subordinated to Claims of General Creditors

On January 1, 2001, the Company consolidated its existing subordinated borrowings into a single subordinated loan agreement with the Corporation. The subordinated borrowing of $1,458,000,000 bear interest based on the London InterBank Offered Rate (LIBOR), with a maturity date of December 31, 2005.

In addition, the Company has revolving subordinated lines of credit with the Corporation totaling $2,050,000,000, which bear interest based on LIBOR. At December 31, 2001, $925,000,000 was outstanding on the lines of credit.

The subordinated borrowings are covered by agreements approved by the NYSE and NFA and qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2001, the Company had net capital of $1,482,125,000, which was $1,332,540,000 in excess of its minimum net capital requirement of $149,585,000. The Company's percentage of net capital to aggregate debit items was 19.83% at December 31, 2001.

8. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. A substantial portion of the Company's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers and commercial banks.

The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivable from and payable to brokers, dealers, customers and non-customers includes unsettled trades which may expose the Company to credit and market risk in the event the broker, dealer or customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

In the normal course of business, the Company also enters into contractual commitments, including futures and forward contracts, options on financial futures and Government securities and securities transactions on a when-issued and to be announced (TBA) basis.

The contractual or notional amounts of these contracts as of December 31, 2001 are presented below:

(in thousands)	Contractual or Notional Amounts
When-issued and TBA securities	
Commitments to purchase	$45,025,301
Commitments to sell	39,556,001
Options (interest rate and equity options)	
Commitments to purchase	3,013,860
Commitments to sell	2,267,724
Financial futures and forwards	
Commitments to purchase	317,052
Commitments to sell	6,536,927
Swaps	
Interest rate swaps	1,114,936

Futures and forward contracts are agreements to buy or sell a quantity of a financial instrument or commodity at a predetermined future date and rate or price. When-issued securities are commitments entered into to purchase or sell securities in the time period between the announcement of a securities offering and the issuance of those securities. TBA securities represent commitments to purchase or sell securities for delivery at an agreed-upon specific future date where the specific securities have not been identified. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument or commodity at a predetermined rate or price at a time in the future. A swap is an agreement between two or more parties to exchange sets of cash flows over a period in the future. These agreements and commitments can be transacted on an organized exchange or directly between parties.

The contractual or notional amounts of these transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gain or loss associated with the market risk or credit risk of such transactions. Market risk arises from changes in securities prices, exchange rates and interest rates. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. The credit risk varies based on many factors, including the value of collateral held and other security arrangements.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing options and futures transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

The estimated fair value amounts set forth below represent the estimated fair value of contracts with all counterparties. The estimated fair values at December 31, 2001 are included in securities owned and securities sold, not yet purchased in the Statement of Financial Condition.

(in thousands)

Assets	Year-End Fair Value	Average Fair Value
Purchased options	$244,757	$320,329
When-issued and TBA securities	16,111	63,316
Financial futures and forwards	1,152	986
Interest rate swaps	23,756	4,752
	$285,776	$389,383
Liabilities		
Written options	$194,659	$257,798
When-issued and TBA securities	32,914	28,054
Financial futures and forwards	6,634	6,453
Interest rate swaps	10,751	20,603
	$244,958	$312,908

9. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair value of such securities. The Company will incur a loss if the market price of the securities increases subsequent to December 31, 2001. The Company may limit this risk by entering into financial options and futures contracts and other offsetting positions.

At December 31, 2001, the Company had receivables under securities borrowed transactions of $17,385,669,000 and payables under securities loaned transactions of $9,877,122,000 reflected in the Statement of Financial Condition. The securities underlying these transactions had a market value of $16,806,903,000 and $9,697,585,000, respectively.

At December 31, 2001, the Company had receivables under resale agreements of $3,280,166,000 and payables under repurchase agreements of $19,167,028,000 reflected in the Statement of Financial Condition. These agreements had underlying collateral with approximate market values of $3,289,752,000 and $19,515,541,000, respectively. The Company is contingently liable as of December 31, 2001, in the amount of $71,900,000 under outstanding letter-of-credit agreements used in lieu of margin deposits.

At December 31, 2001, approximate market values of collateral received that can be sold or repledged by the Company were:

(in thousands)

Sources of Collateral	Market Value
Securities purchased under agreements to resell	$ 3,734,826
Securities received in securities borrowed	16,806,903
Customer securities available under rehypotheciation agreements	1,737,558
Collateral received in securities borrowed	185,990
	$22,465,277

At December 31, 2001, approximate market values of collateral received that were sold or repledged by the Company were:

(in thousands)

Uses of Collateral	Market Value
Securities sold under agreements to repurchase	$ 938,844
Collateral pledged out in securities borrowed	185,990
Securities sold, not yet purchased	3,559,958
Securities loaned out in securities loaned	9,697,585
	$14,382,377

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. To manage market risk exposure related to these commitments, the Company may implement appropriate hedging strategies. At December 31, 2001, the Company had no material open underwriting commitments.

The Company is obligated under noncancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2014. At December 31, 2001, the Company had minimum lease obligations related to these and other noncancelable operating leases as follows:

(in thousands)

For the years ending December 31:	
2002	$ 92,724
2003	93,078
2004	95,079
2005	96,581
2006	93,454
Thereafter	200,387
	$671,303

10. Related Party Transactions

The Company contracts a variety of services from the Corporation and certain of its subsidiaries. Such services include accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services. The Company also clears futures and options on futures transactions through affiliated companies. The Company provides securities and underwriting, loan syndication, loan trading and investment advisory services to the Corporation and certain affiliate banks. The Company also acts as agent in selling assets originated by affiliate banks.

Included in other assets and accrued expenses, compensation and other liabilities are intercompany receivables and payables due from and to affiliated companies related to contracted services. These amounts are settled in the normal course of business. Receivable from and payable to affiliated companies related to contracted services at December 31, 2001 were $85,373,000 and $142,885,000, respectively. At December 31, 2001, the Company had $53,379,000 in cash and $500,000,000 in time deposits on deposit with affiliate banks.

The Company executes securities transactions on behalf of certain affiliated companies acting in a broker capacity. These activities generate receivable and payable balances, which are included in various line items in the Statement of Financial Condition. As of December 31, 2001, these balances were $8,870,000 and $148,239,000, respectively. Additionally, the Company had repurchase agreements of $194,095,000 and securities loaned of $4,162,156,000 outstanding with affiliates at December 31, 2001.

11. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation.

In addition to providing retirement benefits, the Corporation provides health care and life insurance benefits for active and retired employees. Substantially all of the Corporation's employees, including certain employees in foreign countries, may become eligible for postretirement benefits if they reach retirement age while employed by the Corporation and they have the required number of years of service. Based on date of hire and other provisions of the individual plans, many of these retirees may also have the cost of benefits partially paid by the Corporation.

Substantially all employees of the Company participate in the Corporation's stock based compensation plans which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. Certain employees of the Company participate in the Equity Investment Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation from 2000.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met. Incentive expense under the plan, in the amount of $822,307,000 incurred for the year ended December 31, 2001 is included in compensation payable in the accompanying Statement of Financial Condition.

12. Litigation

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon the advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.

PRICEWATERHOUSECOOPERS

Statement of Financial Condition

Banc of America Securities LLC
(a subsidiary of Bank of America Corporation)

December 31, 2001

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2001

Contents

Facing Page i
Oath or Affirmation ii

Report of Independent Accountants 1

Audited Financial Statements:

Statement of Financial Condition 3
Notes to Statement of Financial Condition 4